Exhibit 12.1

Marathon Oil Corporation

Computation of Ratio of Earnings to Combined Fixed Charges

and Preferred Stock Dividends

TOTAL ENTERPRISE BASIS—Unaudited

(Dollars in Millions)

	Six Months Ended June 30		Year Ended December 31
	2003	2002	2002	2001	2000	1999	1998
Portion of rentals representing interest	$30	$30	$66	$54	$50	$47	$51
Capitalized interest, including discontinued operations	18	7	16	27	19	26	46
Other interest and fixed charges, including discontinued operations	155	144	316	349	375	365	318
Pretax earnings which would be required to cover preferred stock dividend requirements of parent	—	—	—	12	12	14	15

Combined fixed charges and preferred stock dividends (A)	$203	$181	$398	$442	$456	$452	$430

Earnings-pretax income with applicable adjustments (B)	$1,335	$629	$1,442	$3,212	$1,807	$1,864	$1,084

Ratio of (B) to (A)	6.58	3.48	3.62	7.27	3.96	4.12	2.52